Exhibit 99.1

BiondVax’s CEO Issues Letter to Shareholders

Ness Ziona, Israel – December 5, 2017 –

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) today released a Letter from the CEO regarding recent activities and plans.

“BiondVax has enjoyed a remarkably encouraging 2017, with promising Phase 2b clinical trial results and a significantly strengthened financial position. The combination of events has led us to proceed towards a pivotal clinical efficacy Phase 3 trial. Indeed, we anticipate enrolling the first participants by Q4 2018. I’m happy to take this opportunity to answer some of your questions about our plans. As well, I would like to thank my BiondVax team, our partners at the Weizmann Institute, and our other stakeholders for their contributions.

Together, we are accomplishing great things and I look forward to continued success in the coming year.”

Kind regards,

Dr. Ron Babecoff

President & CEO

2017 Highlights and 2018 Plans:

January 2017: Marius Nacht’s aMoon Partners fund invests in BiondVax, becoming our largest shareholder. Nacht is co-founder and Chairman of Check Point Software Technologies Ltd. (Nasdaq: CHKP). aMoon is a new Israeli healthcare fund.

March: Israel Ministry of Economy grant towards construction of mid-size commercial manufacturing facility in Jerusalem. Planned production of batch for Phase 3 trial’s second participant group. In July, we secured a lease for an entire floor (approximately 20,000 square feet or 1800m2) in the Jerusalem Bio Park building.

June: The European Investment Bank (EIB) entered into a €20m (approximately $23m) non-dilutive funding agreement to support the Phase 3 trial and complete the set up of our manufacturing facility.

July: Statistically significant results from our European Union UNISEC consortium Phase2b clinical trial: M-001 is deemed safe and induces significant cellular immunity. Our UNISEC colleagues are in the process of submitting an article for publication in a peer-reviewed science journal.

September: Raised $10m in secondary offering. Following the placement, BiondVax has 3 large strategic investors holding a total of over 30%, with Marius Nacht’s aMoon Partners fund remaining our largest current shareholder.

October: Began regulatory procedures with the European EMA (akin to the American FDA) regarding Phase 3 trial plans.

November: Signed clinical trial agreement (CTA) for a Phase 2 trial conducted by the U.S. NIH. The NIH-funded trial will include 120 participants with sites in Texas, Ohio, Missouri, and Iowa. This, our first trial in the US under an FDA IND, is planned for Q2 2018, and is in addition to our planned Phase 3 trial in Europe.

January 2018: Trading will be consolidated on Nasdaq following our voluntary delisting from the Tel Aviv Stock Exchange effective January 22. Final day of trading on TASE will be January 18. Shareholder FAQ in Hebrew at http://bit.ly/BVXV-TASE.

Keep in touch: Join our mailing list from www.biondvax.com or email j.phillipson@biondvax.com

About BiondVax Pharmaceuticals Ltd

BiondVax is a clinical phase biopharmaceutical company developing a universal flu vaccine. The vaccine candidate is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. Please visit www.biondvax.com.

For further information, please contact:

BiondVax

Joshua Phillipson

+972-8-930-2529 x5105

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the contemplated Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

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